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		     SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				  FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

			Commission File Number 33-14490

	  Rural Electric Cooperative Grantor Trust (Soyland)1987-A6
	    (Exact name of registrant as specified in its charter)

		 2201 Cooperative Way, Herndon, VA 20171-3025
     (Registrant's telephone number, including area code, is 703-709-6700)

	     Grantor Trust Certificates (Soyland) Series 1987-A6
	   (Title of each class of securities covered by this Form)


   _________________________________None__________________________________
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)(i)     [ ]     Rule 12h-3(b)(1)(ii)    [ ]
	Rule 12g-4(a)(1)(ii)    [ ]     Rule 12h-3(b)(2)(i)     [ ]
	Rule 12g-4(a)(2)(i)     [ ]     Rule 12h-3(b)(2)(ii)    [ ]
	Rule 12g-4(a)(2)(ii)    [ ]     Rule 15d-6      [x]
	Rule 12h-3(b)(1)(i)     [ ]

  Approximate number of holders of record as of the certification or notice date: two

  Pursuant to the requirements of the Securities Exchange Act of 1934, Rural Electric Cooperative Grantor Trust (Soyland) 1987-A6 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

			      By:  National Rural Utilities Cooperative
			      Finance Corporation, As Servicer

April 21, 1997                By: /s/ Steven Slepian
				  Acting Chief Financial Officer